June 6, 2025

John Rood
Chief Executive Officer
Momentus Inc.
3901 N. First Street
San Jose, CA 95134

       Re: Momentus Inc.
           Registration Statement on Form S-1
           Filed June 2, 2025
           File No. 333-287712
Dear John Rood:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you are seeking to register up to 4,288,232 shares of Common Stock that have not yet been issued to the Selling Stockholder. Please provide your analysis showing how you determined that there was a completed private placement prior to your attempt to register the resale of these shares. In your analysis, please consider the
       Commission's guidance set forth in Questions 134.01 and 139.11 of the Securities Act
       Sections Compliance and Disclosure Interpretations. Your response should separately address each of the shares identified in subparagraphs (i)-(iv) on the prospectus cover.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 June 6, 2025
Page 2

of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing